Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Post-Effective Amendment No. 2 Registration Statement (Form S-3 No. 333‑235474) and related Prospectus of HP Inc. for the registration of debt securities, common stock, preferred stock, depositary shares and warrants and to the incorporation by reference therein of our reports dated December 10, 2020, with respect to the consolidated financial statements of HP Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of HP Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended October 31, 2020, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

San Jose, California
December 10, 2020